FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of September 2003
                          23 September 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing Directorate released on 23 September 2003



23 September 2003

                       BRITISH SKY BROADCASTING GROUP PLC

                                Re: Directorate

                Tony Ball to step down as BSkyB Chief Executive


The Board of British Sky Broadcasting Group plc ('the Company' or 'BSkyB') today announces that Tony Ball, Chief Executive, has informed it that he has decided not to renew his service contract with the Company.


Mr Ball will continue as Chief Executive until a successor is appointed, which is likely to be well before his current contract ends on 31st May 2004. Mr Ball will also resign as a Director of the Company on a date to be determined on or before 31st May 2004 although he will remain available to give advice and assistance to the Company until the end of May 2004.


The Board would like to express its thanks to Mr Ball for the Company's outstanding operational and financial achievements under his leadership, since he joined the Company in June 1999. During that time:


- subscriber numbers have doubled to almost 7 million and continue to grow;

-   revenues have doubled to GBP3.19 billion;

-   the transition to digital has been completed;

-   the churn rate has fallen from 13.4% to 9.4%; and

- BSkyB has returned to profitability after a sustained period of investment in digital.


The Board has agreed that the Nomination Committee under the Chairmanship of the Senior Independent Non-Executive Director, Lord St John of Fawsley, should, in accordance with best practice, immediately initiate a search process for Mr Ball's successor and make recommendations to the Board. In addition to Lord St John of Fawsley, the Nomination Committee will comprise John Thornton, Allan Leighton and Gail Rebuck, each of whom is an Independent Non-Executive Director of the Company.


Rupert Murdoch, Chairman of BSkyB, said:


"Tony Ball has shown himself to be one of the outstanding businessmen in Britain. Under his leadership Sky has successfully brought digital TV to millions of British homes. The Company now stands ready to reap the rewards of its investments. Tony leaves behind a talented group of executives and I am confident that they will continue to deliver fantastic results for all shareholders. I look forward to continuing an active association with Tony as a consultant to News Corporation across all of our television platforms."


Tony Ball said:


"I have enjoyed my time at Sky enormously, and am very proud of the achievements of the whole team. I leave with many happy memories and a firm belief that the Company is now well positioned to continue to deliver on its operational and financial targets. I look forward to helping to make the transition to a new Chief Executive as seamless as possible."


Notes to Editors


Following his departure from BSkyB, Mr Ball will become a consultant to News Corporation.


Enquiries:

Analysts/Investors:

Neil Chugani                                      Tel:      020 7705 3837

Andrew Griffith                                   Tel:      020 7705 3118

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                                     Tel:      020 7705 3267

Robert Fraser                                    Tel:      020 7705 3036

E-mail: corporate.communications@bskyb.com



SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 23 September 2003                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary